[AXCAN PHARMA LOGO]                                 AXCAN PHARMA INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel (450) 467-5138
                                                    1 800 565-3255
                                                    Fax: (450) 464-9979

                                                    www.axcan.com




SOURCE:                                                    AXCAN PHARMA INC.


TSX SYMBOL (Toronto Stock Exchange):                                       AXP


NASDAQ SYMBOL (NASDAQ National Market):                                   AXCA


DATE:                                                         February 5, 2004
Press Release for immediate distribution

                 AXCAN REPORTS STRONG FIRST QUARTER 2004 RESULTS
                         REVENUE UP 52% TO $57.6 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the quarter ended December 31, 2003, the Company's first quarter of the fiscal year ending September 30, 2004. The Company reported revenue growth of 52% to $57.6 million and net income of $10.4 million, or $0.23 per share (fully diluted), representing 59% growth in net income and 64% growth in diluted income per share, as compared to the first quarter of fiscal 2003 (all amounts stated in U.S. dollars).

"We are pleased to announce that our first quarter financial results reflect another period of strong and consistent performance," said Leon F. Gosselin, President and Chief Executive Officer of Axcan. "These results demonstrate Axcan's continued record of strong sales and income growth. During the quarter, Axcan also made significant progress in advancing its development pipeline in order to provide for the next phase of its growth," he concluded.

RECENT DEVELOPMENTS

Acquisition

In November 2003, Axcan acquired a group of gastrointestinal products from Aventis. This acquisition is both strategic and accretive, and allows Axcan to further expand its business in North America.

Product development

In December 2003, Axcan reported positive efficacy and safety data for ITAX, a drug acquired from Abbott Laboratories for the treatment of gastrointestinal symptoms caused by reduced gastrointestinal motility. Results of Phase II studies conducted in both Caucasian and Japanese patients provided very important data on the absence of cardiac toxicity.

Shortly  after the end of the  quarter,  the U.S.  Food and Drug  Administration
("FDA") endorsed Axcan's proposal to progress ITAX directly to a Phase III clinical trial. Axcan intends to initiate Phase III clinical studies to evaluate the efficacy of ITAX in the treatment of functional dyspepsia (also known as non ulcer dyspepsia), in the second half of fiscal 2004. Axcan believes that, if approved by the FDA, ITAX has the potential to become its largest product ever, generating annual revenue of approximately U.S. $200-300 million within 3-5 years after launch.

Research and development

Axcan will provide an update on its research and development pipeline at the Company's Analyst/Investor Luncheons to be held in New York City on February 17, 2004, and Montreal on February 19, 2004.

INTERIM FINANCIAL REPORT

This release includes, by reference, the first quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis ("MD&A") including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.

CONFERENCE CALL

Axcan will host a conference call at 4:30 P.M. EST, on February 5, 2004. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

The telephone numbers to access the conference call are (800) 814-4859 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until February 12, 2004. The telephone number to access the replay of the call is (416) 640-1917 code: 21035576.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.
--------------------------------------------------------------------------------

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

The name ITAX appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.
                                      -30-


         Management Discussion and Analysis (MD&A), Financial Statements
                               and Notes Attached

INFORMATION:          David W. Mims
                      Executive Vice President and Chief Operating Officer
                      Axcan Pharma Inc.
                      Tel: (205) 991-8085 ext. 3223

or                    Isabelle Adjahi
                      Director, Investor Relations
                      Axcan Pharma Inc.
                      Tel: (450) 467-2600 ext. 2000

                      Web:   www.axcan.com


                                                           AXCAN PHARMA INC. / 2

     Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has three products pending approval, one an additional indication in Europe for a currently marketed product, one a new formulation for a product currently marketed in the United States and the third one, an indication for a new product in the United States. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $57.6 million and operating income of $17.0 million for the three-month period ended December 31, 2003.

Much of Axcan's recent sales growth is derived from sales in the United States and from sales by its French subsidiary, following recent acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories (Abbott) and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $37.8 million (65.6% of total revenue) for the three-month period ended December 31, 2003, compared to $25.2 million (66.7% of total revenue) for the same period of fiscal 2003. In Canada, revenue was $6.6 million (11.5% of total revenue) for the three-month period ended December 31, 2003, compared to $4.9 million (13.0% of total revenue) for the same period of fiscal 2003. In Europe, revenue was $13.2 million (22.9% of total revenue) for the three-month period ended December 31, 2003, compared to $7.7 million (20.3% of total revenue) for the same period of fiscal 2003.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products, to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.


                                                           AXCAN PHARMA INC. / 3

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan's consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could impact financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.


                                                           AXCAN PHARMA INC. / 4

Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Prior to October 1, 2001, goodwill and intangible assets were amortized using the straight-line method based on their estimated useful lives from 7 to 25 years. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

Acquisition of products

On November 18, 2003, the Company acquired the rights to a group of products from Aventis. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. The $145-million purchase price was paid out of Axcan's cash on hand.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45 million.

During a transition period, the sellers in each of these acquisition transactions may act as selling agents for the management of these products. For the three-month period ended December 31, 2003, sales of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller-related expenses. Consequently, although net sales of such products for the three-month period ended December 31, 2003, were $2,892,231, the Company included in its revenue an amount of $1,748,359 representing the net sales less cost of goods sold and other seller-related expenses.


                                                           AXCAN PHARMA INC. / 5

Results of Operations

The following table sets forth, for the quarters indicated, the percentage of revenue represented by items in Axcan's consolidated statements of earnings:


                                                      For the three-month period
                                                          ended December 31
                                                      --------------------------
                                                              2003         2002
                                                      ------------- ------------
Revenue                                                       100%         100%
--------------------------------------------------------------------------------

Cost of goods sold                                            25.3         24.0
Selling and administrative expenses                           31.9         38.7
Research and development expenses                              6.9          5.5
Amortization                                                   6.5          5.4
--------------------------------------------------------------------------------
                                                              70.6         73.6
--------------------------------------------------------------------------------

Operating Income                                              29.4         26.4
--------------------------------------------------------------------------------

Financial expenses                                             2.9          0.4
Interest income                                               (0.3)        (0.8)
Loss on foreign exchange                                       0.1          0.6
--------------------------------------------------------------------------------
                                                               2.7          0.2
--------------------------------------------------------------------------------

Income before income taxes                                    26.7         26.2
Income taxes                                                   8.6          8.9
--------------------------------------------------------------------------------
Net income                                                    18.1         17.3
================================================================================


Quarter ended December 31, 2003 compared to quarter ended December 31, 2002

Revenue

Revenue increased $19.8 million (52.4%) to $57.6 million for the first quarter ended December 31, 2003 from $37.8 million for the corresponding quarter of the preceding fiscal year. This increase in revenue primarily resulted from increased revenues from sales made by the French subsidiary, following the acquisitions of DELURSAN as well as the PANZYTRAT product line. Also contributing to the increase were strong sales of CANASA rectal suppositories and ULTRASE in the U.S. and $5.6 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003.

Cost of goods sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $5.5 million (60.4%) to $14.6 million for the quarter ended December 31, 2003 from $9.1 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended December 31, 2003 increased marginally as compared to the corresponding quarter of the preceding fiscal year, at 25.3% and 24.0%, respectively. This increase was due primarily to the newly acquired products which have a slightly different margin than the products already sold by Axcan.


                                                           AXCAN PHARMA INC. / 6

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $3.8 million (26.0%) to $18.4 million for the quarter ended December 31, 2003 from $14.6 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to an increase in our sales force as a result of the recent acquisition of additional products.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $1.8 million (85.7%) to $3.9 million for the quarter ended December 31, 2003 from $2.1 million for the corresponding quarter of the preceding fiscal year.

Depreciation and amortization

Depreciation and amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization increased $1.7 million (85.0%) to $3.7 million for the quarter ended December 31, 2003 from $2.0 million for the corresponding quarter of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of TAGAMET, which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $1.5 million to $1.7 million for the quarter ended December 31, 2003 from $0.2 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008, which were issued on March 5, 2003.

Income Taxes

Income taxes amounted to $5.0 million for the quarter ended December 31, 2003, compared to $3.4 million for the quarter ended December 31, 2002. The effective tax rates were 32.2% for the quarter ended December 31, 2003 and 33.9% for the quarter ended December 31, 2002.

Net income

Net income was $10.4 million or $0.23 of basic and diluted income per share, for the quarter ended December 31, 2003, compared to $6.6 million or $0.15 of basic income per share and $0.14 of diluted income per share for the corresponding quarter of the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 44.9 million for the quarter ended December 31, 2002 to 45.0 million for the quarter ended December 31, 2003, following the exercise of options previously granted pursuant to Axcan's stock option plan.


                                                           AXCAN PHARMA INC. / 7

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the three months ended December 31, 2003 and 2002 are summarized in the following table:


                                                      For the three-month period
                                                          ended December 31
                                                      --------------------------
                                                              2003         2002
                                                      ------------- ------------
                                                                 $            $

Net income in accordance with U.S. GAAP                    10,435        6,557
Implicit interest on convertible debt                      (1,026)          --
Amortization of new products acquisition costs                (13)         (13)
Income tax impact of the above adjustments                      5            5
--------------------------------------------------------------------------------

Net earnings in accordance with Canadian GAAP               9,401        6,549
================================================================================


On March 5, 2003, the Company closed an offering of $125,000,000 aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the three-month period ended December 31, 2003, implicit interest in the amount of $1,025,603 was accrued for and added to the liability component.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments decreased $148.5 million to $22.4 million at December 31, 2003 from $170.9 million at September 30, 2003. As of December 31, 2003, working capital was $42.2 million, compared to $174.8 million at September 30, 2003. These decreases are mainly due to the acquisition of the rights to the AVAX product line for a total cash purchase price of $145.0 million plus transaction expenses. Total assets increased $24.9 million (4.6%) to $570.2 million as of December 31, 2003 from $545.3 million as of September 30, 2003. Shareholders' equity increased $19.4 million (5.9%) to $350.4 million as of December 31, 2003 from $331.0 million as of September 30, 2003.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since it


                                                           AXCAN PHARMA INC. / 8
went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm, Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of Axcan URSO (these amounts have since been repaid).

Axcan has credit facilities totalling $55.0 million with two Canadian chartered banks. The facilities consist of a $15.0 million revolving operating facility renewable annually and a $40.0 million 364-day, extendible revolving facility with a three-year term-out option maturing on October 12, 2007.

The credit facilities are secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10 % of the Company's net income for the preceding fiscal year. As of December 31, 2003, Axcan was in compliance with all credit facilities' covenants.

The interest rate varies, depending on the Company's leverage between 25 basis points and 125 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollar or in Canadian dollar equivalent. As at December 31, 2003, there was no amount outstanding under these credit facilities.

Cash Flows and Financial Resources

Cash flow from operating activities decreased $22.5 million (105.6%) from $21.3 million of cash provided by operating activities for the three-month period ended December 31, 2002 to a $1.2 million use of cash for the three-month period ended December 31, 2003. This decrease is mainly due to the increase in accounts receivable and inventories during the quarter following the increase in sales and the acquisition of new products. Cash flows used for financing activities for the three-month period ended December 31, 2003 were $0.1 million. Cash flows used for investment activities for the three-month period ended December 31, 2003 were $21.1 million mainly due to the net cash used for the acquisition of intangible assets with the proceeds from the disposal of short-term investments.

Axcan's research and development spending totalled $12.1 million for fiscal 2003 and $8.9 million for fiscal 2002. Axcan believes that its cash and operating cash flow will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these expenditures will also significantly contribute to the increase in funds provided by operations.


                                                           AXCAN PHARMA INC. / 9

Earnings coverage

The earnings coverage ratios are the following:

Under U.S. GAAP, for the twelve months ended December 31, 2003, our interest requirements amounted to $5.9 million on a pro forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, was 7.9 to one.

Under Canadian GAAP, for the twelve months ended December 31, 2003, our interest requirements amounted to $10.2 million on a pro forma basis and our earnings coverage ratio was 6.5 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.3 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities.

Inflation has not had a significant impact on Axcan's results of operations.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in US dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the US dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk

The primary objective of Axcan's investment policy is the protection of principal. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, US dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be


                                                          AXCAN PHARMA INC. / 10
able to continue to market certain of its products and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares. Changes in accounting standards could have an impact on the financial statements' presentation.

Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. These forward-looking statements include the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, commercialization of the drug or therapy thereafter, difficulty of
predicting  acceptance  and  demand  for  pharmaceutical  products,   impact  of
competitive products and pricing, new product development and launch, availability of raw materials, and fluctuations in operating results. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.



On behalf of Management

(signed)

Jean Vezina

Vice President, Finance and Chief Financial Officer


                                                          AXCAN PHARMA INC. / 11



AXCAN PHARMA INC.
Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
                                                                                                       December 31    September 30
                                                                                                              2003            2003
                                                                                                       ------------   -------------
                                                                                                        (unaudited)

ASSETS                                                                                                           $               $

Current assets
   Cash and cash equivalents                                                                                15,616          37,773
   Short-term investments available for sale                                                                 6,752         133,112
   Accounts receivable                                                                                      28,503          19,685
   Income taxes receivable                                                                                   7,898           5,294
   Inventories (Note 3)                                                                                     28,505          20,163
   Prepaid expenses and deposits                                                                             3,839           2,794
   Deferred income taxes                                                                                     6,147           6,214
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                        97,260         225,035

Investments                                                                                                    864           1,002
Property, plant and equipment, net                                                                          21,847          20,331
Intangible assets, net (Note 4)                                                                            416,435         265,423
Goodwill, net                                                                                               27,550          27,550
Deferred debt issue expenses, net                                                                            3,975           4,233
Deferred income taxes                                                                                        2,280           1,775
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                               570,211         545,349
===================================================================================================================================


LIABILITIES

Current liabilities
   Accounts payable and accrued liabilities                                                                 42,007          43,418
   Income taxes payable                                                                                     10,130           4,821
   Instalments on long-term debt                                                                             1,622           1,528
   Deferred income taxes                                                                                     1,287             494
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                   55,046          50,261

Long-term debt                                                                                             129,282         129,474
Deferred income taxes                                                                                       35,475          34,603
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                          219,803         214,338
-----------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Series A preferred shares, without par value, shares authorized: 14,175,000; no shares issued.                  --              --
Series B preferred shares, without par value, shares authorized: 12,000,000; no shares issued.                  --              --
Common shares, without par value, unlimited shares authorized, 45,061,531 issued as at
   December 31, 2003 and 45,004,320 as at September 30, 2003.                                              256,178         255,743
Retained earnings                                                                                           74,069          63,634
Accumulated other comprehensive income                                                                      20,161          11,634
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                                 350,408         331,011
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                                 570,211         545,349
===================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                          AXCAN PHARMA INC. / 12



AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity
------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


                                                                           For the three-month period
                                                                                ended December 31
                                                                         -----------------------------
                                                                                2003            2002
                                                                         ------------  ---------------
Common shares (number)
Balance, beginning of period                                              45,004,320      44,863,198
   Exercise of options                                                        57,211           9,086
------------------------------------------------------------------------------------------------------
Balance, end of period                                                    45,061,531      44,872,284
======================================================================================================


                                                                                   $               $
Common shares
Balance, beginning of period                                                 255,743         254,640
   Exercise of options                                                           435              58
------------------------------------------------------------------------------------------------------
Balance, end of period                                                       256,178         254,698
------------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                                                  63,634          43,709
   Net income                                                                 10,435           6,557
------------------------------------------------------------------------------------------------------
Balance, end of period                                                        74,069          50,266
------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss)
Balance, beginning of period                                                  11,634          (3,562)
   Foreign currency translation adjustments                                    8,527           4,167
------------------------------------------------------------------------------------------------------
Balance, end of period                                                        20,161             605
------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   350,408         305,569
======================================================================================================

Comprehensive income
Foreign currency translation adjustments                                       8,527           4,167
Net income                                                                    10,435           6,557
------------------------------------------------------------------------------------------------------
Total comprehensive income                                                    18,962          10,724
======================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                          AXCAN PHARMA INC. / 13



AXCAN PHARMA INC.
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)


                                                                           For the three-month period
                                                                                ended December 31
                                                                         -----------------------------
                                                                                2003            2002
                                                                         ------------  ---------------
                                                                                   $               $
Operations
Net income                                                                    10,435           6,557
Non-cash items
   Non-controlling interest                                                       --             (54)
   Amortization of deferred debt issue expenses                                  258              25
   Other depreciation and amortization                                         3,723           2,038
   Loss on disposal of property, plant and equipment                              87              --
   Foreign currency fluctuation                                                   --              (5)
   Deferred income taxes                                                       1,303           2,467
   Share in net loss of joint ventures                                            --              55
   Changes in working capital items:
      Accounts receivable                                                     (8,864)          8,107
      Income taxes receivable                                                 (2,606)           (657)
      Inventories                                                             (8,376)            982
      Prepaid expenses and deposits                                           (1,049)         (1,443)
      Accounts payable and accrued liabilities                                (1,386)          3,787
      Income taxes payable                                                     5,323            (566)
------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                          (1,152)         21,293
------------------------------------------------------------------------------------------------------

Financing
   Long-term debt                                                                 --             136
   Repayment of long-term debt                                                  (542)           (332)
   Issue of shares                                                               435              58
------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                            (107)           (138)
------------------------------------------------------------------------------------------------------

Investment
   Disposal of short-term investments                                        126,360          54,748
   Disposal of investments                                                       138             129
   Acquisition of property, plant and equipment                               (2,363)           (291)
   Disposal of property, plant and equipment                                     326              --
   Acquisition of intangible assets                                         (145,590)        (71,935)
------------------------------------------------------------------------------------------------------
Cash flows from investment activities                                        (21,129)        (17,349)
------------------------------------------------------------------------------------------------------

Foreign exchange gain on cash held in foreign currencies                         231             248
------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                         (22,157)          4,054
Cash and cash equivalents, beginning of period                                37,773          19,977
------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                      15,616          24,031
======================================================================================================

Additional information
   Interest received                                                             220             256
   Interest paid                                                                  66              86
   Income taxes paid                                                             952           2,375
======================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                          AXCAN PHARMA INC. / 14



AXCAN PHARMA INC.
Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)


                                                                           For the three-month period
                                                                                ended December 31
                                                                         -----------------------------
                                                                                2003            2002
                                                                         ------------  ---------------
                                                                                   $               $
REVENUE                                                                       57,565          37,846
------------------------------------------------------------------------------------------------------

Cost of goods sold                                                            14,572           9,069
Selling and administrative expenses                                           18,367          14,630
Research and development expenses                                              3,933           2,101
Depreciation and amortization                                                  3,723           2,038
------------------------------------------------------------------------------------------------------
                                                                              40,595          27,838
------------------------------------------------------------------------------------------------------


Operating income                                                              16,970          10,008
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Financial expenses                                                             1,681             167
Interest income                                                                 (191)           (283)
Loss on foreign currency                                                          84             209
------------------------------------------------------------------------------------------------------
                                                                               1,574              93
------------------------------------------------------------------------------------------------------

Income before income taxes                                                    15,396           9,915
Income taxes                                                                   4,961           3,358
------------------------------------------------------------------------------------------------------
NET INCOME                                                                    10,435           6,557
======================================================================================================

Income per common share
   Basic                                                                        0.23            0.15
   Diluted                                                                      0.23            0.14
======================================================================================================

Weighted average number of common shares
   Basic                                                                  45,019,129      44,866,652
   Diluted                                                                45,542,094      45,569,591
======================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                          AXCAN PHARMA INC. / 15

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


1.      Significant accounting policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

2.      Product acquisition

On November 18, 2003, the Company acquired the rights to a group of products from Aventis for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott Laboratories ("Abbott").

During a transition period, the sellers may act as agents for the management of the products sales. For the three-month period ended December 31, 2003, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the three-month period ended December 31, 2003 were $2,892,231 ($796,881 in 2002), the Company only included in its revenue an amount of $1,748,359 ($541,836 in 2002) representing the net sales less cost of goods sold and other seller related expenses.


3.      Inventories


                                                  December 31      September 30
                                                         2003           2003
                                                  -----------      ------------
                                                            $              $

Raw materials and packaging material                   11,604          8,441
Work in progress                                        1,477          1,466
Finished goods                                         15,424         10,256
--------------------------------------------------------------------------------
                                                       28,505         20,163
================================================================================


                                                          AXCAN PHARMA INC. / 16

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


4.      Intangible assets


                                                  December 31, 2003
--------------------------------------------------------------------------------
                                                     Accumulated
                                        Cost         amortization         Net
--------------------------------------------------------------------------------
                                              $              $                $
Trademarks, trademark licenses and
manufacturing rights with a:

   Finite life                          280,016         22,477          257,539
   Indefinite life                      171,314         12,418          158,896
--------------------------------------------------------------------------------
                                        451,330         34,895          416,435
================================================================================



                                                  September 30, 2003
--------------------------------------------------------------------------------
                                                     Accumulated
                                        Cost         amortization         Net
--------------------------------------------------------------------------------
                                              $              $                $
Trademarks, trademark licenses and
manufacturing rights with a:

   Finite life                          111,327         19,998           91,329
   Indefinite life                      186,512         12,418          174,094
--------------------------------------------------------------------------------
                                        297,839         32,416          265,423
================================================================================


The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.


                                                          AXCAN PHARMA INC. / 17

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


5.      Segmented information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:



                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------
                                                                                $               $
Revenue
   Canada
      Domestic sales                                                        6,552           4,877
      Foreign sales                                                            --              --
   United States
      Domestic sales                                                       37,811          25,210
      Foreign sales                                                            --              --
   Europe
      Domestic sales                                                       12,645           6,575
      Foreign sales                                                           529           1,137
   Other                                                                       28              47
----------------------------------------------------------------------------------------------------
                                                                           57,565          37,846
====================================================================================================


Operating income (loss)
   Canada                                                                   2,289           1,633
   United States                                                           13,296           7,043
   Europe                                                                   1,750           1,652
   Other                                                                     (365)           (320)
----------------------------------------------------------------------------------------------------
                                                                           16,970          10,008
====================================================================================================


Depreciation and amortization
   Canada                                                                     724             361
   United States                                                            1,036             948
   Europe                                                                   1,669             451
   Other                                                                      294             278
----------------------------------------------------------------------------------------------------
                                                                            3,723           2,038
====================================================================================================


                                                                      December 31    September 30
                                                                             2003            2003
                                                                      -----------    ------------
                                                                                $               $
Property, plant, equipment, intangible assets and goodwill
   Canada                                                                  33,125          14,622
   United States                                                          132,348         133,695
   Europe                                                                 273,798         138,113
   Other                                                                   26,561          26,874
----------------------------------------------------------------------------------------------------
                                                                          465,832         313,304
====================================================================================================


                                                          AXCAN PHARMA INC. / 18

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6. Financial information included in the consolidated statement of operations

a) Financial expenses



                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------
                                                                                $               $

Interest on long-term debt                                                  1,382             113
Bank charges                                                                   24              29
Financing fees                                                                 17              --
Amortization of deferred debt issue expenses                                  258              25
----------------------------------------------------------------------------------------------------
                                                                            1,681             167
====================================================================================================


b)      Other information


                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------
                                                                                $               $

Non-controling interest                                                        --             (54)
Rental expenses                                                               274             307
Depreciation of property, plant and equipment                               1,250             854
Amortization of intangible assets                                           2,473           1,184
Share in net loss of joint ventures                                            --              55


c) Income per common share

The following is the detail of the denominators of the basic and diluted income per common share computations:


                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------

Weighted average number of common shares outstanding                   45,019,129      44,866,652
Effect of dilutive stock options                                          522,965         465,409
Effect of dilutive balance of purchase price                                   --         237,530
----------------------------------------------------------------------------------------------------
Adjusted weighted average number of common shares outstanding          45,542,094      45,569,591
====================================================================================================

Number of common shares outstanding as at January 30, 2004                     45,105,523
====================================================================================================


Options to purchase 698,550 and 790,600 common shares were outstanding as at December 31, 2003 and 2002 respectively but were not included in the computation of diluted income per share because the exercise price of the options was greater than the average market price of the common shares. As of December 31, 2003, the convertible debt has no effect on the diluted income per share.


                                                          AXCAN PHARMA INC. / 19

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7.      Stock options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:


                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------


Fair value per option                                               $        5.87  $         5.00
Assumptions used in Black-Scholes option pricing model
Expected volatility                                                           44%             46%
Risk-free interest rate                                                     4.40%           4.44%
Expected option life (years)                                                    6               6
Expected dividend                                                              --              --

The Company's net income, basic income per share and diluted income per share would have been on a pro-forma basis as follows:



                                                        For the three-month period
                                                             ended December 31
                                     --------------------------------------------------------------
                                                   2003                           2002
                                     -----------------------------   ------------------------------
                                        As reported      Pro-forma     As reported      Pro-forma
                                     --------------   ------------   -------------   --------------
                                                  $              $               $              $

Net income                                   10,435          9,465           6,557          5,778
Basic income per share                         0.23           0.21            0.15           0.13
Diluted income per share                       0.23           0.21            0.14           0.13


                                                          AXCAN PHARMA INC. / 20

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


8. Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada

The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:


                                                                            For the three-month period
                                                                                 ended December 31
                                                                          ------------------------------
                                                                                   2003             2002
                                                                            -----------       ----------

Operations adjustments:                                                                $               $

Net income in accordance with U.S. GAAP                                           10,435           6,557
Implicit interest on convertible debt                                             (1,026)             --
Amortization of new product acquisition costs                                        (13)            (13)
Income tax impact of the above adjustments                                             5               5
--------------------------------------------------------------------------------------------------------
Net earnings in accordance with Canadian GAAP                                      9,401           6,549
========================================================================================================
Earnings per share in accordance with Canadian GAAP
   Basic                                                                            0.21            0.15
   Diluted                                                                          0.21            0.14



                                                   December 31, 2003             September 30, 2003
                                             ----------------------------   ----------------------------
                                                     U.S.        Canadian           U.S.        Canadian
                                                     GAAP            GAAP           GAAP            GAAP
                                             ------------    ------------   ------------    ------------
Balance sheet adjustments:                              $               $              $               $

Current assets                                     97,260          97,428        225,035         225,203
Investments                                           864             637          1,002             775
Property, plant and equipment                      21,847          21,867         20,331          20,351
Intangible assets                                 416,435         428,836        265,423         277,837
Goodwill                                           27,550          29,342         27,550          29,342
Deferred debt issue expenses                        3,975           3,975          4,233           4,233
Deferred income tax asset                           2,280           2,280          1,775           1,775
Current liabilities                                55,046          55,419         50,261          50,634
Long-term debt                                    129,282         108,361        129,474         107,527
Deferred income tax liability                      35,475          36,609         34,603          35,742
Shareholders' equity
   Equity component of convertible debt                --          24,239             --          24,239
   Capital stock                                  256,178         262,823        255,743         262,388
   Retained earnings                               74,069          72,612         63,634          63,211
   Accumulated foreign currency translation
      adjustments                                  20,161          24,302         11,634          15,775


                                                          AXCAN PHARMA INC. / 21


AXCAN PHARMA INC.
Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)

                                                                         December 31    September 30
                                                                                2003            2003
                                                                        ------------   -------------
ASSETS                                                                    (unaudited)
                                                                                   $               $

Current assets
   Cash and cash equivalents                                                  15,729          37,886
   Short-term investments                                                      6,752         133,112
   Accounts receivable                                                        28,483          19,665
   Income taxes receivable                                                     7,919           5,315
   Inventories (Note 3)                                                       28,505          20,163
   Prepaid expenses and deposits                                               3,893           2,848
   Future income taxes                                                         6,147           6,214
-----------------------------------------------------------------------------------------------------
Total current assets                                                          97,428         225,203


Investments                                                                      637             775
Property, plant and equipment                                                 21,867          20,351
Intangible assets (Note 4)                                                   428,836         277,837
Goodwill                                                                      29,342          29,342
Deferred debt issue expenses                                                   3,975           4,233
Future income taxes                                                            2,280           1,775
-----------------------------------------------------------------------------------------------------
                                                                             584,365         559,516
=====================================================================================================

LIABILITIES

Current liabilities
   Accounts payable and accrued liabilities                                   42,380          43,791
   Income taxes payable                                                       10,130           4,821
   Instalments on long-term debt                                               1,622           1,528
   Future income taxes                                                         1,287             494
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                     55,419          50,634

Long-term debt                                                               108,361         107,527
Future income taxes                                                           36,609          35,742
-----------------------------------------------------------------------------------------------------
                                                                             200,389         193,903
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Equity component of convertible debt (note 5)                                 24,239          24,239
Capital stock                                                                262,823         262,388
Retained earnings                                                             72,612          63,211
Accumulated foreign currency translation adjustments                          24,302          15,775
-----------------------------------------------------------------------------------------------------
                                                                             383,976         365,613
-----------------------------------------------------------------------------------------------------
                                                                             584,365         559,516
=====================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                          AXCAN PHARMA INC. / 22


AXCAN PHARMA INC.
Consolidated Cash Flows
-----------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)


                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------
                                                                                   $               $


Operations
Net earnings                                                                   9,401           6,549
Non-cash items
   Implicit interest on convertible debt                                       1,026              --
   Non-controlling interest                                                       --             (54)
   Amortization of deferred debt issue expenses                                  258              25
   Other depreciation and amortization                                         3,736           2,054
   Loss on disposal of property, plant and equipment                              87              --
   Foreign currency fluctuation                                                   --              (5)
   Future income taxes                                                         1,298           2,462
   Changes in working capital items:
      Accounts receivable                                                     (8,864)          8,200
      Income taxes receivable                                                 (2,606)           (657)
      Inventories                                                             (8,376)            988
      Prepaid expenses and deposits                                           (1,049)         (1,441)
      Accounts payable and accrued liabilities                                (1,386)          3,734
      Income taxes payable                                                     5,323            (556)
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities                                          (1,152)         21,299
-----------------------------------------------------------------------------------------------------


Financing
   Long-term debt                                                                 --             136
   Repayment of long-term debt                                                  (542)           (332)
   Issue of shares                                                               435              58
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities                                            (107)           (138)
-----------------------------------------------------------------------------------------------------


Investment
   Disposal of short-term investments                                        126,360          54,748
   Disposal of investments                                                       138             129
   Acquisition of property, plant and equipment                               (2,363)           (291)
   Disposal of property, plant and equipment                                     326              --
   Acquisition of intangible assets                                         (145,590)        (71,935)
-----------------------------------------------------------------------------------------------------
Cash flows from investment activities                                        (21,129)        (17,349)
-----------------------------------------------------------------------------------------------------


Foreign exchange gain on cash held in foreign currencies                         231             248
-----------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and cash equivalents                         (22,157)          4,060
Cash and cash equivalents, beginning of period                                37,886          20,005
-----------------------------------------------------------------------------------------------------


Cash and cash equivalents, end of period                                      15,729          24,065
=====================================================================================================


Additional information
   Interest received                                                             220             256
   Interest paid                                                                  66              86
   Income taxes paid                                                             952           2,375
=====================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                          AXCAN PHARMA INC. / 23


AXCAN PHARMA INC.
Consolidated Earnings
------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


                                                                           For the three-month period
                                                                                ended December 31
                                                                         -----------------------------
                                                                                2003            2002
                                                                         ------------  ---------------
                                                                                   $               $

REVENUE                                                                       57,715          38,030
------------------------------------------------------------------------------------------------------

Cost of goods sold                                                            14,572           9,075
Selling and administrative expenses                                           18,517          14,787
Research and development expenses                                              3,715           1,861
Depreciation and amortization                                                  3,736           2,054
------------------------------------------------------------------------------------------------------
                                                                              40,540          27,777
------------------------------------------------------------------------------------------------------


Operating income                                                              17,175          10,253
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Financial expenses                                                             2,707             172
Interest income                                                                 (191)           (283)
Loss on foreign currency                                                          84             209
------------------------------------------------------------------------------------------------------
                                                                               2,600              98
------------------------------------------------------------------------------------------------------


Earnings before income taxes                                                  14,575          10,155
Income taxes                                                                   5,174           3,606
------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                   9,401           6,549
======================================================================================================


Earnings per common share
  Basic                                                                         0.21            0.15
  Diluted                                                                       0.21            0.14
======================================================================================================

Weighted average number of common shares
  Basic                                                                   45,019,129      44,866,652
  Diluted                                                                 45,542,094      45,569,591
======================================================================================================




AXCAN PHARMA INC.
Consolidated Retained Earnings
------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                                           For the three-month period
                                                                                ended December 31
                                                                         -----------------------------
                                                                                2003            2002
                                                                         ------------  ---------------
                                                                                   $               $

Balance, beginning of period                                                  63,211          34,594
Net earnings                                                                   9,401           6,549
------------------------------------------------------------------------------------------------------
Balance, end of period                                                        72,612          41,143
======================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                          AXCAN PHARMA INC. / 24

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

1.      Significant accounting policies

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.

2.      Product acquisition


On November 18, 2003, the Company acquired the rights to a group of products from Aventis for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to Panzytrat enzyme product line from Abbott Laboratories ("Abbott").

During a transition period, the sellers may act as agents for the management of the products sales. For the three-month period ended December 31, 2003, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the three month period ended December 31, 2003 were $2,892,231 ($796,881 in 2002), the Company only included in its revenue an amount of $1,748,359 ($541,836 in 2002) representing the net sales less cost of goods sold and other seller related expenses.


3.      Inventories


                                                    December 31    September 30
                                                           2003           2003
                                                    -----------    ------------
                                                              $              $

Raw materials and packaging material                     11,604          8,441
Work in progress                                          1,477          1,466
Finished goods                                           15,424         10,256
--------------------------------------------------------------------------------
                                                         28,505         20,163
================================================================================


                                                          AXCAN PHARMA INC. / 25

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


4.      Intangible assets


                                                  December 31, 2003
--------------------------------------------------------------------------------
                                                     Accumulated
                                        Cost         amortization         Net
--------------------------------------------------------------------------------
                                              $              $                $
Trademarks, trademark licenses and
manufacturing rights with a:

   Finite life                          292,846         22,906          269,940
   Indefinite life                      171,314         12,418          158,896
--------------------------------------------------------------------------------
                                        464,160         35,324          428,836
================================================================================



                                                  September 30, 2003
--------------------------------------------------------------------------------
                                                     Accumulated
                                        Cost         amortization         Net
--------------------------------------------------------------------------------
                                              $              $                $
Trademarks, trademark licenses and
manufacturing rights with a:

   Finite life                          124,157         20,414          103,743
   Indefinite life                      186,512         12,418          174,094
--------------------------------------------------------------------------------
                                        310,669         32,832          277,837
================================================================================


The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.

5.      Equity component of convertible debt

The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2003, implicit interest of 9.17% and totalling $2,292,478 was accounted for and added to the liability component. For the three-month period ended December 31, 2003, implicit interest in the amount of $1,025,603 was accounted for and added to the liability component.


                                                          AXCAN PHARMA INC. / 26

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6.      Segmented information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:



                                                                       For the three-month period
                                                                            ended December 31
                                                                     -----------------------------
                                                                            2003            2002
                                                                     ------------  ---------------
                                                                                $               $
Revenue
   Canada
    Domestic sales                                                          6,552           4,877
    Foreign sales                                                              --              --
   United States
    Domestic sales                                                         37,811          25,210
    Foreign sales                                                              --              --
   Europe
    Domestic sales                                                         12,795           6,759
    Foreign sales                                                             529           1,137
   Other                                                                       28              47
--------------------------------------------------------------------------------------------------
                                                                           57,715          38,030
==================================================================================================


Operating income (loss)
 Canada                                                                     2,507           1,876
 United States                                                             13,283           7,030
 Europe                                                                     1,750           1,667
 Other                                                                       (365)           (320)
--------------------------------------------------------------------------------------------------
                                                                           17,175          10,253
==================================================================================================


Depreciation and amortization
 Canada                                                                       724             361
 United States                                                              1,049             961
 Europe                                                                     1,669             454
 Other                                                                        294             278
--------------------------------------------------------------------------------------------------
                                                                            3,736           2,054
==================================================================================================



                                                                      December 31    September 30
                                                                             2003            2003
                                                                      -----------    ------------
                                                                                $               $

Property, plant, equipment, intangible assets and goodwill
 Canada                                                                    37,400          19,311
 United States                                                            132,749         133,695
 Europe                                                                   274,216         138,530
 Other                                                                     35,680          35,994
--------------------------------------------------------------------------------------------------
                                                                          480,045         327,530
==================================================================================================


                                                          AXCAN PHARMA INC. / 27

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7. Financial information included in the consolidated statement of earnings

a) Financial expenses



                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------
                                                                                $               $

Interest on long-term debt                                                  2,408             113
Bank charges                                                                   24              34
Financing fees                                                                 17              --
Amortization of deferred debt issue expenses                                  258              25
----------------------------------------------------------------------------------------------------
                                                                            2,707             172
====================================================================================================


b)      Other information


                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------
                                                                                $               $

Non-controling interest                                                        --             (54)
Rental expenses                                                               274             307
Depreciation of property, plant and equipment                               1,250             857
Amortization of intangible assets                                           2,486           1,197
Investment tax credits applied against research and development expenses      218             243


c) Earnings per common share

The following is the detail of the denominators of the basic and diluted earnings per common share computations:




                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------

Weighted average number of common shares outstanding                   45,019,129      44,866,652
Effect of dilutive stock options                                          522,965         465,409
Effect of dilutive equity component of purchase price                          --         237,530
----------------------------------------------------------------------------------------------------
Adjusted weighted average number of common shares outstanding          45,542,094      45,569,591
====================================================================================================
Number of common shares outstanding at the end of the period           45,061,531      44,872,284
====================================================================================================
Number of common shares outstanding as at January 30, 2004                   45,105,523
====================================================================================================


Options to purchase 698,550 and 790,600 common shares were outstanding as at December 31, 2003 and 2002 respectively but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. As of December 31, 2003, the convertible debt has no effect on the diluted earnings per share.



                                                          AXCAN PHARMA INC. / 28

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


8.      Stock options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:


                                                                        For the three-month period
                                                                            ended December 31
                                                                      ------------------------------
                                                                             2003            2002
                                                                      -----------    ---------------



Fair value per option                                               $        5.87  $         5.00
Assumptions used in Black-Scholes option pricing model
 Expected volatility                                                          44%             46%
 Risk-free interest rate                                                    4.40%           4.44%
 Expected option life (years)                                                   6               6
 Expected dividend                                                             --              --



The Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced on a pro-forma basis as follows:


                                                        For the three-month period
                                                             ended December 31
                                     --------------------------------------------------------------
                                                   2003                           2002
                                     -----------------------------   ------------------------------
                                        As reported      Pro-forma     As reported      Pro-forma
                                     --------------   ------------   -------------   --------------
                                                  $              $               $              $



Net earnings                                  9,401          8,431           6,549          5,770
Basic earnings per share                       0.21           0.19            0.15           0.13
Diluted earnings per share                     0.21           0.19            0.14           0.13


                                                          AXCAN PHARMA INC. / 29